UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Ocera Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.00001 per share

(Title of Class of Securities)

67552A108

(CUSIP Number)

Michael-Bryant Hicks, Esq.

General Counsel

Mallinckrodt plc

675 James S. McDonnell Blvd.

Hazelwood, Missouri 63042 USA

(314) 654-2000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

Copies to:

Stephanie M. Hosler, Esq.

Taavi Annus, Esq.

Brian K. Feezel, Esq.

Bryan Cave LLP

One Metropolitan Square

211 North Broadway, Suite 3600

St. Louis, Missouri 63102

(314) 259-2000

November 1, 2017

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*      The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 67552A108	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON Mallinckrodt plc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ireland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,363,536 (See Item 5) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,363,536 (See Item 5) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON CO/HC

(1) Beneficial ownership of the common stock, par value $0.00001 per share (“Common Stock”) of Ocera Therapeutics, Inc. (“Ocera”) is being reported hereunder solely because the Reporting Persons (as defined below) may be deemed to have beneficial ownership of such Common Stock by virtue of the Tender and Support Agreements (the “Support Agreements”) described in Item 3, Item 4 and Item 5 of this Schedule 13D Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 3,363,536 outstanding shares of Common Stock that are currently subject to the Support Agreements. Upon the exercise of any security exchangeable for any Common Stock by the parties to the Support Agreements, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreements and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

(2) The calculation of the foregoing percentage is based on 26,514,134 shares of Common Stock issued and outstanding as of October 31, 2017 (based on the representation by Ocera in the Merger Agreement (as defined below)).

CUSIP No. 67552A108	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MAK LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,363,536 (See Item 5) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,363,536 (See Item 5) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON OO

(1) Beneficial ownership of the Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Common Stock by virtue of the Support Agreements described in Item 3, Item 4 and Item 5 of this Schedule 13D Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 3,363,536 outstanding shares of Common Stock that are currently subject to the Support Agreements. Upon the exercise of any security exchangeable for any Common Stock by the parties to the Support Agreements, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreements and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

(2) The calculation of the foregoing percentage is based on 26,514,134 shares of Common Stock issued and outstanding as of October 31, 2017 (based on the representation by Ocera in the Merger Agreement).

CUSIP No. 67552A108	Page 4 of 11 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON MEH Acquisition Co.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,363,536 (See Item 5) (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,363,536 (See Item 5) (1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 12.7% (2)
14	TYPE OF REPORTING PERSON CO

(1) Beneficial ownership of the Common Stock is being reported hereunder solely because the Reporting Persons may be deemed to have beneficial ownership of such Common Stock by virtue of the Support Agreements described in Item 3, Item 4 and Item 5 of this Schedule 13D Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Persons that they are the beneficial owners of any shares of Common Stock for purposes of Section 13(d) of the Act, or for any other purpose, and such beneficial ownership thereof is expressly disclaimed. The shares of Common Stock over which the Reporting Persons may be deemed to have shared voting power are comprised of the 3,363,536 outstanding shares of Common Stock that are currently subject to the Support Agreements. Upon the exercise of any security exchangeable for any Common Stock by the parties to the Support Agreements, such shares of Common Stock acquired upon exercise thereof shall be included under the Support Agreements and the Reporting Persons may be deemed to have beneficial ownership of such additional shares of Common Stock, if any.

(2) The calculation of the foregoing percentage is based on 26,514,134 shares of Common Stock issued and outstanding as of October 31, 2017 (based on the representation by Ocera in the Merger Agreement).

CUSIP No. 67552A108	Page 5 of 11 Pages

SCHEDULE 13D

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule”) relates to the common stock, par value $0.00001 per share (the “Common Stock”), of Ocera Therapeutics, Inc., a Delaware corporation (“Ocera”). The principal executive office of Ocera is located at 555 Twin Dolphin Drive, Suite 615, Redwood City, California 94065.

Item 2.	Identity and Background.

This Schedule is being jointly filed on behalf of (i) Mallinckrodt plc, an Irish public limited company (“Mallinckrodt”); (ii) MAK LLC, a Delaware limited liability company (“Parent”); and (iii) MEH Acquisition Co., a Delaware corporation (“Purchaser”) (each such filer, a “Reporting Person” and collectively, the “Reporting Persons”).

Mallinckrodt is the indirect parent company of Purchaser. Purchaser is a wholly-owned subsidiary of Parent. Parent is an indirect wholly-owned subsidiary of Mallinckrodt. Because of the relationship of Purchaser to Parent and Mallinckrodt, each such Reporting Person may be deemed to beneficially own the Common Stock. A Joint Filing Agreement among the Reporting Persons is attached as Exhibit 3 hereto.

Mallinckrodt’s principal executive offices are located at 3 Lotus Park, The Causeway, Staines-Upon-Thames, Surrey TW18 3AG, United Kingdom. The principal executive offices for both Parent and Purchaser are located at 675 McDonnell Blvd., Hazelwood, Missouri 63042.

Mallinckrodt’s principal business is developing, manufacturing, marketing and distributing specialty pharmaceutical products and therapies around the world. The Parent and the Purchaser were recently formed for the purpose of acquiring all of the issued and outstanding shares of Common Stock and consummating the transactions contemplated by the Merger Agreement (as defined below). To date, neither Parent nor Purchaser has engaged in any activities other than those incidental to the Merger Agreement

The name, business address, present principal occupation or employment and citizenship of each of the directors, or managers in the case of Parent, and executive officers of Mallinckrodt, Parent and Purchaser are set forth in Schedule A hereto, and are incorporated herein by reference.

None of the Reporting Persons, or, to the knowledge of any of the Reporting Persons, any of the persons listed on Schedule A hereto, has, during the past five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which any of them is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding a violation in respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

The Tender and Support Agreements (the “Support Agreements”) described in Item 4 of this Schedule were entered into by and among Parent, Purchaser and certain funds affiliated with Domain Associates (collectively, the “Supporting Stockholders”). The Supporting Stockholders entered into the Support Agreements as an inducement to Parent and Purchaser’s willingness to enter into the Merger Agreement described in Item 4 of this Schedule. The shares of Common Stock to which this Schedule relates have not been purchased by any Reporting Person, and thus no funds have been used for such purpose.

CUSIP No. 67552A108	Page 6 of 11 Pages

Item 4.	Purpose of Transaction.

Merger Agreement

On November 1, 2017, Parent, Purchaser, Ocera and, for limited purposes, Mallinckrodt entered into an Agreement and Plan of Merger (the “Merger Agreement”). Pursuant to the Merger Agreement, on November 9, 2017, Purchaser commenced a tender offer (the “Offer”) to purchase all of the outstanding shares of Common Stock of Ocera (the “Shares”) at a price of (a) $1.52 per Share in cash plus (b) one non-transferable contractual contingent value right (“CVR”) per Share, which represents the contractual right to receive one or more payments in cash, contingent upon the achievement of certain milestones as described below, in each case without any interest thereon and subject to any required tax withholdings. The CVRs will be issued under a Contingent Value Rights Agreement to be entered into among Parent, Continental Stock Transfer & Trust Company, as rights agent, and, for limited purposes, Mallinckrodt, at or prior to the time that Purchaser accepts for payment all Shares tendered (and not validly withdrawn) pursuant to the Offer.

The Merger Agreement provides, among other things, that following the consummation of the Offer and subject to the satisfaction or waiver of certain conditions, Purchaser will be merged with and into Ocera (the “Merger”) as soon as practicable without a vote of the stockholders of Ocera in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”), with Ocera continuing as the surviving corporation in the Merger and thereby becoming a wholly-owned subsidiary of Parent.

Support Agreements

In connection with the execution of the Merger Agreement, the Supporting Stockholders entered into the Support Agreements with Parent and Purchaser. Pursuant to the Support Agreements, each Supporting Stockholder has agreed, among other things, to tender in the Offer all Shares beneficially owned by such Supporting Stockholder and any and all Shares acquired by such Supporting Stockholder after the date of the Support Agreements (including any Shares acquired upon the exercise of options to purchase Common Stock) (collectively, the “Subject Shares”).

In addition, the Supporting Stockholders have agreed, if necessary, to vote his, her or its Subject Shares (i) against any action, proposal, transaction, or agreement in favor of an acquisition proposal, including a superior proposal, without regard to the terms of such acquisition proposal or superior proposal, (ii) against any material change in the capitalization of Ocera or any of its subsidiaries, or the corporate structure of Ocera or any of its subsidiaries, and (iii) against any action, proposal, transaction or agreement that is intended, or would reasonably be likely to prevent, materially impede, materially delay or otherwise materially and adversely affect Ocera’s, Parent’s or Purchaser’s ability to timely consummate the transactions contemplated by the Merger Agreement, including the Merger. Each Supporting Stockholder also granted Parent an irrevocable proxy with respect to the foregoing.

The Supporting Stockholders further agreed to certain restrictions with respect to their Shares (and any options to purchase Common Stock), including restrictions on transfer.

The Support Agreements provide that each Supporting Stockholder will not, and will cause its affiliates not to, directly or indirectly, (i) solicit, initiate, knowingly facilitate or knowingly encourage any acquisition proposal or any inquiry or other action that could reasonably be expected to lead to an acquisition proposal, (ii) engage in, continue or otherwise participate in any discussions or negotiations with any third party regarding an acquisition proposal or any inquiry or other action that could reasonably be excepted to lead to an acquisition proposal, or furnish to any third party information or provide to any third party access to the business, properties, assets or personnel of Ocera or any of its subsidiaries in connection with an acquisition proposal or any inquiry or other action that could reasonably be expected to lead to an acquisition proposal, (iii) enter into any letter of intent, agreement, contract, commitment or agreement in principle with respect to an acquisition proposal or enter into any agreement, contract or commitment requiring Ocera to abandon, terminate or fail to consummate the transactions contemplated by the Merger Agreement, (iv) approve, support, adopt or recommend any acquisition proposal, or (v) resolve or agree to do any of the foregoing.

CUSIP No. 67552A108	Page 7 of 11 Pages

The Support Agreements will terminate, and the above obligations will cease, upon the earliest to occur of (i) the consummation of the Merger, and (ii) the termination of the Merger Agreement pursuant to and in compliance with the terms therein.

Additional Information

The foregoing descriptions of (i) the Merger Agreement and the transactions contemplated thereby, and (ii) the Support Agreements and the transactions contemplated thereby do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, which is filed as Exhibit 1 hereto and is incorporated herein by reference; to the Support Agreements, a form of which is filed as Exhibit 2 hereto and is incorporated herein by reference.

The purpose of the Merger is for Parent to acquire the entire equity interest in Ocera. The Supporting Stockholders entered into the Support Agreements as an inducement to Parent’s and Purchaser’s willingness to enter into the Merger Agreement. Upon consummation of the Merger, Ocera will become a wholly-owned subsidiary of Parent, the shares of Ocera’s Common Stock will cease to be freely traded or listed, Ocera’s Common Stock will be de-registered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Except as set forth in this Schedule or as contemplated by the Merger Agreement and the Support Agreements, none of the Reporting Person nor, to the knowledge of any of the Reporting Persons, any of the other persons identified in Schedule A hereto, has any present plans or proposals which relate to or which would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a) – (b)

As of the date hereof, the Reporting Persons do not own any shares of Common Stock. However, for purposes of Rule 13d-3 under the Exchange Act, as a result of the Support Agreements, the Reporting Persons may be deemed to share with each of the Supporting Stockholders the power to vote, or to direct the voting of, the Subject Shares of such Stockholder covered by the Support Agreements solely with respect to those matters described in the Support Agreements.

To the knowledge of the Reporting Persons, the Supporting Stockholders collectively own 3,363,563 shares of Common Stock. Accordingly, the Reporting Persons may be deemed to be the beneficial owner of an aggregate of 3,363,563 shares of Common Stock, which would represent approximately 12.7% of the issued and outstanding shares of Common Stock, based on 26,514,134 shares of Common Stock reported outstanding as of October 31, 2017, based on the representation by Ocera in the Merger Agreement. However, such percentage and number of shares of Common Stock may change at or prior to the time of the applicable vote.

Except as described in Item 4 of this Schedule and in the Support Agreements, the Reporting Persons are not entitled to any rights as a stockholder of Ocera. The Reporting Persons disclaim any beneficial ownership of the shares of Common Stock covered by the Support Agreements, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.

Neither the filing of this Schedule nor any of its contents shall be deemed to constitute an admission by the Reporting Persons or any other person that he, she or it is a member of a “group” for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and membership in a “group” is hereby expressly disclaimed.

Other than the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons by virtue of the Support Agreements, the Reporting Persons do not beneficially own any shares of Common Stock. Other than the shares of Common Stock that may be deemed to be beneficially owned by the Reporting Persons

CUSIP No. 67552A108	Page 8 of 11 Pages

by virtue of the Support Agreements and 136 shares of Common Stock beneficially owned by Melvin D. Booth, a director of Mallinckrodt, to any of the Reporting Person’s knowledge, no shares of Common Stock are beneficially owned by any of the persons identified in Schedule A hereto.

(c)    Except as described in this Schedule, no transactions with respect to the Common Stock have been effected by the Reporting Persons or, to the knowledge of the Reporting Persons, by any of the persons identified in Schedule A hereto, during the past 60 days.

(d)    To the knowledge of the Reporting Persons, no persons other than the Supporting Stockholders have the rights to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock subject to the Support Agreements.

(e)    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationship With Respect to Securities of the Issuer.

The Reporting Persons do not have, and, to the knowledge of the Reporting Persons, the persons identified in Schedule A hereto do not have, any contract, arrangement, understanding or relationship (legal or otherwise) with any other person with respect to the securities of the Issuer other than the Merger Agreement and the Support Agreements.

The descriptions of the Purchase Agreement and the Support Agreements in Item 4 of this Schedule are incorporated by reference herein.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 1	Agreement and Plan of Merger, dated as of November 1, 2017, by and among MEH Acquisition Co., MAK LLC, Ocera Therapeutics, Inc. and, for limited purposes, Mallinckrodt plc (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

Exhibit 2	Form of Tender and Support Agreement (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by Ocera Therapeutics, Inc. with the Securities and Exchange Commission on November 2, 2017).

Exhibit 3	Joint Filing Agreement, dated as of November 13, 2017, by and among Mallinckrodt plc, MAK LLC and MEH Acquisition Co.

CUSIP No. 67552A108	Page 9 of 11 Pages

Signature

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2017

MAK LLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MEH ACQUISITION CO.

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	President

MALLINCKRODT PLC

By:	/s/ Kathleen A. Schaefer
Name:	Kathleen A. Schaefer
Title:	Senior Vice President, Finance and Corporate Controller

CUSIP No. 67552A108	Page 10 of 11 Pages

SCHEDULE A

The following tables set forth the name, country of citizenship and principal occupation of each director and executive officer of Mallinckrodt, Parent and Purchaser. Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to employment with Mallinckrodt. Unless otherwise indicated below, the business address of each director and executive officer is: c/o Mallinckrodt plc, 3 Lotus Park, The Causeway, Staines-Upon-Thames, Surrey TW18 3AG, United Kingdom, and the business telephone number is +44 017 8463 6700.

Directors and Executive Officers of Mallinckrodt plc (“Mallinckrodt”)

I. Directors

Name	Citizenship	Principal Occupation

Melvin D. Booth	US	Former President of MedImmune

David R. Carlucci	US	Former Chairman, Chief Executive Officer and President of IMS Health

J. Martin Carroll	US	Former President and Chief Executive Officer of Boehringer Ingelheim Corporation

Diane H. Gulyas	US	Former President of the Performance Polymers Division of E. I. duPont de Nemours

David Y. Norton	Australia	Former Company Group Chairman, Global Pharmaceuticals, of Johnson & Johnson

JoAnn A. Reed	US	Healthcare services consultant and former Senior Vice President, Finance and Chief Financial Officer of Medco Health Solutions

Angus C. Russell	UK	Former Chief Executive Officer of Shire plc

Mark C. Trudeau	US	President and Chief Executive Officer

Kneeland C. Youngblood, M.D.	US	Founding Partner of Pharos Capital Group

Joseph A. Zaccagnino	US	Former President and Chief Executive Officer of Yale New Haven Health System

II. Executive Officers

Name	Citizenship	Principal Occupation

Mark C. Trudeau	US	President and Chief Executive Officer

Matthew K. Harbaugh	US	Executive Vice President and Chief Financial Officer

Meredith B. Fischer	US	Chief Public Affairs Officer

Michael-Bryant Hicks	US	General Counsel

Ronald K. Lloyd	US	Executive Vice President and President, Hospital Therapies

Hugh M. O’Neill	US	Executive Vice President and President, Autoimmune and Rare Diseases

Gary M. Phillips, M.D.	US	Executive Vice President and Chief Strategy Officer

Steven J. Romano, M.D.	US	Executive Vice President and Chief Scientific Officer

Frank Scholz, Ph.D.	Germany	Executive Vice President of Global Operations and President, Specialty Generics

Karen Sheehy	US	Senior Vice President and Chief Compliance Officer

Ian J. Watkins	UK	Chief Human Resources Officer

CUSIP No. 67552A108	Page 11 of 11 Pages

Directors, Managers and Executive Officers of

MAK LLC (“Parent”) and MEH Acquisition Co (“Purchaser”).

Name	Citizenship	Position with Parent	Position with Purchaser	Principal Occupation

Kathleen A. Schaefer	US	President and Manager	President and Director	Senior Vice President, Finance and Corporate Controller

Marvin R. Haselhorst	US	Vice President and Manager	Vice President and Director	Vice President, Global Tax

John E. Einwalter	US	Vice President and Treasurer and Manager	Vice President and Treasurer and Director	Vice President and Treasurer and Manager